UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Class A Common Stock, par value $0.001 per share (“Common Stock”), reported herein is 7,332,527 which constitutes approximately 9.52% of the 77,019,244 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all ownership percentages set forth herein assume that there are 77,019,244 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Q Global Capital Management, L.P. (1) 26-4357778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ X ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,663,124 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,663,124 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,332,527 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.52% (4)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	As successor by transfer to the entire interest of an affiliate, Amalgamated Gadget, L.P., previously reported on a Schedule 13G dated February 13, 2017. The cover-page box reflecting a prior filing on Schedule 13G is accordingly checked.
(2)	The shares were acquired by Q Global Capital Management, L.P. (“QGCM”) for and on behalf of Q5-R5 Trading, Ltd. (“Q5”) pursuant to an Investment Management Agreement. Pursuant to such agreement, QGCM has sole voting and dispositive power over the shares and Q5 has no beneficial ownership of such shares.

(3)	Includes 2,669,403 shares of the Issuer’s Class A Common Stock (“Common Stock”) obtainable upon conversion of 156,395 shares of the Issuer’s 8.0% Series A Perpetual Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock has a conversion rate of 17.0683416 per share.
(4)	Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 77,019,244.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”) of Jones Energy, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

Item 2. Identity and Background

(a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13D Statement on behalf of Q Global Capital Management, L.P. (“QGCM”), a Texas limited partnership, as the successor by transfer to the entire interest of an affiliate, Amalgamated Gadget, L.P., previously reported on a Schedule 13G dated February 13, 2017 (the “Reporting Person”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Q Global Advisors, LLC, a Texas limited liability company (“QGA”), Renegade Swish, LLC, a Texas limited liability company (“RS”), Renegade Resources, Inc., a Texas corporation (“RRI”), and Geoffrey Raynor (“Raynor”). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c), (f)

Reporting Person

The principal business of QGCM, a Texas limited partnership, is providing investment advisory services to third parties. The principal address of QGCM, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

The principal address of each Controlling Person, which also serves as the principal office of each Controlling Person, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102. The principal business of QGA, a Texas limited liability company, is serving as the general partner of QGCM and other entities and activities related thereto. The principal business of RS, a Texas limited liability company, is serving as the manager of QGA and other entities and other activities related thereto. The principal business of RRI, a Texas corporation, is acting as the managing member of RS and other entities and activities related thereto. Raynor, a citizen of the United States of America, is the sole shareholder and President of RRI.

Raynor’s principal occupation or employment is serving as the President of RRI and other entities and activities related thereto.

(d) None of the Item 2 Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Item 2 Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below:

Reporting Person	Source of Funds	Amount of Funds
QGCM	Other	Not applicable (1)

(1) QGCM has not expended any of its funds for purchases of the Issuer’s securities reported herein. QGCM and/or its affiliate Amalgamated Gadget, L.P., however, expended $5,747,660 of the funds of Q5-R5 Trading, Ltd. (“Q5”) and/or its affiliate R2 Investments, LDC (“R2”) to purchase the shares of the Common Stock and $9,357,742 of the funds of Q5 and/or R2 to purchase the shares of the Issuer’s 8.0% Series A Perpetual Convertible Preferred Stock (“Preferred Stock”).

Item 4. Purpose of Transaction

The Reporting Person acquired and continues to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares, or may purchase additional shares, on the open market or in one or more private transactions.

On September 13, 2017, the Reporting Person sent the following letter to the Board of Directors of the Issuer:

Dear Gentlemen:

Currently, affiliates of Q Investments, L.P. directly hold equity or shares convertible into equity equal to approximately 5.7% of your common stock on a fully diluted basis accounting for conversion of the company’s preferred securities and the Class A and Class B common shares. We also hold an additional approximately 9.4% of your common stock or shares convertible into common stock through cash settled swaps on a fully diluted basis. In total, our exposure equals over 15% of your common stock on a fully diluted basis. [1]

On July 20, 2017, as you recall, we sent you the attached letter (Exhibit A) asking that you merely consider raising money through a DrillCo structure by hiring an investment bank to evaluate such a structure.

Your equity started 2017 at $4.60 per share. Since that point, oil and gas prices are approximately down only 9% and 8% across the curve, while your stock has lost approximately 75% of its value and now trades around $1.00!

We believe the market is clearly sending you a wakeup call. We hope you are listening. The market has lost patience. We believe the message is clear – the company has too much leverage and even if you deliver positive well results in the future, you are not going to fix that problem. We believe you need to take immediate action or time may be running out for the survivability of the company.

We ask the board to immediately start a process to explore all strategic alternatives, which would include selling the company through an equity transaction to allow stakeholders to continue to participate in the upside of the combined entity.

We believe the management team has done a reasonable job getting the company to this point given the amount of leverage it has on the business. Unlike some of its competitors, this management team has weathered the downturn, and the company still has some equity value; however, the time has come for the management team to cede to market forces and not over-stay their welcome. If management had not taken action to preserve capital by laying down rigs and using some of the company’s resulting liquidity to enter the Merge, we would likely not even have the opportunity to discuss maximizing stakeholder value.

But today, the market appears to be telling us that the company is hamstrung with what it can do because of the exceedingly high leverage, and it has little to no flexibility. We believe it is detrimental to the value of our equity for the management team and this board to try to run this company on a shoestring budget – not only do you miss numerous attractive opportunities, but you are also forced to make non-economic decisions for the sole reason of preserving liquidity.

The recent M&A activity surrounding the company’s Merge acreage is encouraging. Roan has been launched, Alta Mesa just sold their acreage, and there are numerous other deals. The potential transactions available to the company are broad and range from selling significant assets, raising DrillCo financing, to merging the business with a company that has a much stronger balance sheet. This board has the opportunity to create significant value for the stakeholders, but the time to act is now.

It is time for the company to retain advisors, announce it has started to look at all strategic options and begin to formally field proposals. Assuming attractive equity participation from any potential merger partner, we believe the most viable path is to sell the entire company; however, we are open to any and all alternatives. We believe the status quo is not sustainable, and we are no longer willing to simply wait and watch our remaining equity value be destroyed.

Unless the board takes definitive steps down this path, we intend to run our own slate of directors at the upcoming annual meeting. With the recent departure of the two Metalmark directors, we are concerned outside shareholders are not properly represented on the board, and the lack of any significant action to address the company’s situation only reinforces our view. We find it hard to understand why a financial advisor has yet to be hired despite the high leverage and the paltry stock price hovering around $1.00. How can the company claim to be working seriously on alternatives if an advisor has yet to be retained?

As you recall, ownership of your equity is very concentrated with the four large holders (including us) having exposure to over 50% of your outstanding shares. We believe these major shareholders are also becoming impatient with your current progress and are equally frustrated seeing the stock fall below $1.00.

We hope that we can work together through this process, but rest assured we are going to be vigilant in protecting and maximizing our value.

Sincerely yours,

Q Investments, L.P.

Exhibit A - Letter Sent to Board of Directors of the Issuer on July 20, 2017

Dear Gentlemen:

First and foremost, we would like to commend the management team for successfully navigating these turbulent times in the oil and gas market while also positioning Jones Energy for profitable growth. We are the first to acknowledge this has not been an easy task; however, the company is at a critical juncture.

While Jones Energy is well positioned to participate in the highly-economic emerging plays in the Anadarko basin, we suggest the company retain an investment bank to explore raising $150 million of DrillCo capital, which we believe will be to the advantage of all shareholders. A facility of this size would be adequate to fund up to 100% of all disclosed, planned drilling and completion capital expenditures in the Cleveland for at least the next twelve months. To be clear, we are not advocating for spending more money in the Cleveland (neither for drilling more wells nor for going after new zones), but rather preserving the company’s asset based lending availability so that the company ensures it has the liquidity to pursue potentially more attractive options.

Why we believe a DrillCo structure makes sense for Jones Energy:

•	Very few E&P companies have the level of experience and track record that Jones Energy has in the Cleveland. Having drilled hundreds of horizontal wells in the play should allow Jones Energy to raise DrillCo capital far cheaper than most competitors, especially those competitors looking to use someone else’s capital to exploit an unproven asset.
•	Raising fresh capital to fund all drilling and completion activity in the Cleveland would preserve significant liquidity and allow management to keep all of its options open.
•	Generating additional liquidity at the asset-level will allow management to be able to pursue other opportunities without the massive dilution associated with raising equity at today’s depressed share price. The cost of raising equity capital is huge. The cost of raising DrillCo capital is likely between 12%-15% based on recent deals.
•	Preserving availability on the company’s asset based lending facility will provide management with further flexibility, and it essentially de-leverages the balance sheet.
•	Private Equity firms have recently raised hundreds of billions of dollars and, as shown by Carlyle’s recent partnership with EOG Resources, Inc. in Ellis County, Oklahoma, these firms have shown an appetite for asset-level drilling and completion facilities. We believe Jones Energy would have little trouble finding cost-competitive DrillCo funding.
•	While we acknowledge DrillCo capital is going to be more expensive than borrowing under the company’s asset based lending facility, we do not believe this is relevant. Whether the cost is 12% or 20%, if management believes they can generate returns well in excess of these rates, it is all incremental value creation for shareholders, and we would urge you to consider a DrillCo in this light. The key to focus on is the spread between cost of funds and the IRR obtainable. Yes, it would be ideal to borrow a limitless amount at 3% and invest at 35%, but if your liquidity is already stretched and you will need additional funds for 35% to 50% IRR projects, then accepting a 20% spread between cost of funds and IRR while increasing liquidity and de-leveraging by transferring risk away from equity holders to DrillCo makes a lot of sense.

•	A DrillCo is able to transfer risk away from equity holders in the same way the sale of a working interest spreads development risk across multiple parties. While drawing on the asset based lending facility might have a cheaper “headline” cost of capital, we think using a DrillCo to fund a portion of the existing development plan will decrease equity cost of capital by sharing some new development risk with the DrillCo provider. This preserves liquidity, de-risks the equity and de-levers the capital structure.
•	It costs the company very little to explore the DrillCo option. Alternatively, the cost of identifying an attractive acquisition opportunity after fully utilizing the asset based lending facility could be substantial (in the form of either a missed opportunity or massive dilution to your shareholders – neither of which we want to see).

We, presumably like many Jones Energy shareholders, are very excited about the upside potential of Jones Energy’s Merge acreage. We would like to see the company preserve as much capital as possible to both delineate and opportunistically acquire incremental acreage in the Merge – although there are many possible uses for newly available asset based lending facility capacity, which can be discussed!

Preserving $150 million of availability on the company’s asset based lending facility in this environment will be viewed as very smart by shareholders and analysts, as we believe it will guarantee access to capital if Jones Energy identifies an attractive acquisition target or has a need for capital to ensure liquidity in the future. The alternative is raising unsecured debt at the exorbitant current market implied levels or further diluting your shareholders at today’s share price, both of which we believe will be viewed very unfavorably by your equity and debt investors.

In the past, management has expressed openness to selling an equity participation in some acreage as a means to raise capital; we would like to emphasize that a DrillCo facility is effectively the same thing. However, a DrillCo facility would allow Jones Energy and its shareholders to keep a higher proportion of the equity upside. In this way, we believe DrillCo capital is preferential to the outright sale of a participation.

We have spoken with many of your larger shareholders and believe all are very supportive of at least exploring a DrillCo. We urge you to do the same. All we are asking is that you explore this option by hiring an investment bank. We will be disappointed if management is not open to at least exploring what could be an extremely attractive option. To be clear, we are completely agnostic as to what firm you might choose as a DrillCo financing partner – the most important thing is that you at least explore the option.

If the terms end up being unattractive based on the facts and circumstances at the time, shareholders will no doubt support passing on the DrillCo, but that is something that remains to be seen.

In closing, we are very excited about the future of Jones Energy. We hope that you receive this letter in its intended spirit of collaboration and that we can continue to work together. We look forward to what the futures holds.

In connection with the above letter, the Reporting Person also issued a press release, which is attached hereto as Exhibit 99.1.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

QGCM

Pursuant to an Investment Management Agreement with Q5, QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,332,527 shares of the Common Stock, which constitutes approximately 9.52% of the 77,019,244 shares of the Common Stock deemed to be outstanding.

Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,332,527 shares of the Common Stock, which constitutes approximately 9.52% of the 77,019,244 shares of the Common Stock deemed to be outstanding.

RS

Because of its position as the sole manager of QGA, which is the sole general partner of QGCM, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,332,527 shares of the Common Stock, which constitutes approximately 9.52% of the 77,019,244 shares of the Common Stock deemed to be outstanding.

RRI

Because of its position as the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, RRI may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,332,527 shares of the Common Stock, which constitutes approximately 9.52% of the 77,019,244 shares of the Common Stock deemed to be outstanding.

Raynor

Because of his position as the President and sole shareholder of RRI, which is the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,332,527 shares of the Common Stock, which constitutes approximately 9.52% of the 77,019,244 shares of the Common Stock deemed to be outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of Common Stock or Preferred Stock.

(b)

Reporting Person

QGCM

Acting through its general partner, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,663,124 shares of Common Stock.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,663,124 shares of Common Stock.

RS

As the sole manager of QGA, which is the sole general partner of QGCM, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,663,124 shares of Common Stock.

RRI

As the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, RRI has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,663,124 shares of Common Stock.

Raynor

As the President and sole shareholder of RRI, which is the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,663,124 shares of Common Stock.

(c)

During the past 60 days, the Reporting Person purchased or sold shares of Common Stock in the open market and received shares of Common Stock in transactions as follows:

Date	Number of Shares	Transaction Type	Price Per Share
7/17/2017	1,500	Purchase	1.35
7/18/2017	66,600	Purchase	1.35
7/28/2017	85	Conversion	N/A*
8/3/2017	1,706,800	Purchase	1.38
8/11/2017	12,000	Purchase	1.08
8/11/2017	12,000	Sale	1.05
8/14/2017	20,000	Sale	1.10
8/14/2017	1,726,800	Purchase	1.10
8/15/2017	597,400	Purchase	1.10
8/15/2017	339,391	Dividend	N/A**

* Represents the conversion of 5 shares of Preferred Stock into 85 shares of Common Stock.

** Shares received by way of an in-kind dividend paid to holders of Preferred Stock.

During the past 60 days, the Reporting Person sold shares of Preferred Stock in over the counter transactions and converted shares of Preferred Stock as follows:

Date	Number of Shares	Transaction Type	Price Per Share
7/28/2017	5	Conversion	N/A*
8/3/2017	100,000	Sale	30.51
8/14/2017	100,000	Sale	24.73
8/15/2017	35,000	Sale	24.73

* Represents the conversion of 5 shares of Preferred Stock into 85 shares of Common Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in Common Stock or Preferred Stock during the past 60 days.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock or Preferred Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Common Stock reported herein, the Reporting Person and/or its affiliates currently have long economic exposure to 4,657,724 shares of Common Stock and 441,078 shares of Preferred Stock through cash-settled equity swaps (the “Equity Swaps”) under which the profit to the Reporting Person and/or its affiliates will be based upon any increase in value in shares of Common Stock and Preferred Stock (as applicable) and the loss to the Reporting Person and/or its affiliates will be based upon any decrease in the value of shares of Common Stock and Preferred Stock (as applicable) over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Reporting Person and/or its affiliates direct or indirect voting, investment or dispositive control over any shares and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Reporting Person and/or its affiliates disclaim beneficial ownership over any shares of Common Stock or Preferred Stock. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 7. Material to Be Filed as Exhibits

Exhibit No. Description

99.1 Press release dated September 14, 2017

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2017
Dated
Q GLOBAL CAPITAL MANAGEMENT, L.P. By: Q Global Advisors, LLC, its general partner By: /s/ Brandon Teague
Brandon Teague, Vice President

[1] For SEC reporting purposes, direct ownership is 9.5%, and cash settled swap exposure is 14.9% or approximately 25% in total.